UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

CANADA	01-14830	98-0168992
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

600 de Maisonneuve Boulevard West, Montréal, Québec, Canada	H3A 3J2
(Address of principal executive offices)	(Postal Code)

Lindsay Matthews, 514-340-8790
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

____ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure

Introduction
Gildan Activewear Inc. (“Gildan” or the “Company”) is submitting this special disclosure report on Form SD as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 adopted by the U.S. Securities and Exchange Commission (the “SEC”) and known as the “conflict minerals rule” (the “Conflict Minerals Rule”). The Conflict Minerals Rule implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which requires issuers of securities that are required to file annual and quarterly reports with the SEC to publicly disclose certain information regarding tantalite (coltan; i.e. tantalum), cassiterite (i.e. tin), wolframite (i.e. tungsten) and gold (the “3TGs”) necessary to the production or functionality of products that they manufacture or contract to manufacture.

This disclosure describes (a) the Company’s reasonable country of origin inquiry (the “RCOI”) for the year ended December 31, 2016 (the “2016 Reporting Period”) conducted to determine whether 3TGs in products that the Company manufactures or contracts to manufacture originated in the Democratic Republic of Congo or adjoining countries (collectively the “Covered Countries”), and (b) based on the results of the RCOI, the Company’s determination as to the origin of the 3TGs in products that the Company manufactures or contracts to manufacture.

Company Overview
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Peds®, MediPeds®, and Therapy Plus™ brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products are also marketed through a global license for the Mossy Oak® brand. The Company's products are sold in two primary markets, namely the printwear and retail markets. The Company distributes its products in printwear markets in the U.S., Canada, Europe, Asia-Pacific, and Latin America. In retail markets, the Company sells its products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of Gildan's customers. With over 48,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive corporate social responsibility program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildan.com and www.genuinegildan.com, respectively.

Due to its position as a downstream manufacturer and distributor of finished products, Gildan does not directly source any minerals from mines, smelters or refiners. 3TGs included in Gildan’s products are in components acquired from suppliers, and Gildan is typically several steps removed from the origin of the ores.

Reasonable Country of Origin Inquiry
Gildan reviewed its entire range of products manufactured and sourced during the 2016 Reporting Period in order to identify all metallic components contained therein and necessary for the production or functionality of such products. Certain zippers (including pulls and stops), hooks, grommets, buckles, sliders, adjusters, eyelets and snaps all necessary for the functionality of their respective products (the “Metallic Components”) revealed small amounts (in all cases less than two thousand (2000) parts per million) of tin as well as trace amounts (in all cases less than fifty (50) parts per million) of tantalum, tungsten and gold. The Metallic Components were supplied by six (6) different suppliers (each a “Supplier” and collectively the “Suppliers”), and five (5) of the Suppliers confirmed that the tin found in the Metallic Components was intentionally added during production to render the applicable components more flexible or for the purpose of creating a decorative (plated) finish. One (1) Supplier certified that the tin found in its Metallic Components was not purposefully added and was a mere contaminant. The trace amounts of tantalum, tungsten and gold are presumed to be mere contaminants.

As a result, Gildan’s products subject to the Conflict Minerals Rule analysis and containing the purposefully added tin are: (a) knit tops with zippers, (b) caps that have metal top buttons, buckles and grommets, (c) towels that have hooks and grommets, (d) bra straps with metal coated sliders and adjusters, and (e) infant one pieces (the “Products”). Gildan manufactures the knit tops in its own vertically-integrated facilities but sources the caps, towels, bra straps and infant one pieces from third party suppliers. Gildan does not require from its suppliers that any Metallic Component used in its products contains 3TGs.

The RCOI was conducted by sending questionnaires to all six (6) Suppliers procuring the Metallic Components for the Products or contracted to manufacture some of the Products containing the Metallic Components. These Suppliers account for less than 1% of Gildan’s total suppliers of materials used in products that the Company manufactured or that the Company contracted to manufacture in 2016. Gildan requested that each Supplier complete the Conflict Free Sourcing’s Initiative’s (CFSI) Conflict Minerals Reporting Template, which was created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as a common means for the collection of sourcing information related to conflict minerals. This reporting template is a common data collection tool used across industries by companies with and without direct smelter relationships, and its questions are designed to generate necessary representations required to make determinations about the origin of the 3TGs.

All six (6) Suppliers responded to the Company’s inquiry by completing the Conflict Minerals Reporting Template and provided the Company with written assurances that none of the Products sold to Gildan during the 2016 Reporting Period contain 3TGs that have originated from the Covered Countries. Four (4) of the Suppliers represented to conduct their own RCOI with their respective direct suppliers using the Conflict Free Sourcing’s Initiative’s (CFSI) Conflict Minerals Reporting Template and three (3) of them provided documentary evidence of the Metallic Components’ and/or the tin’s supply chain. In addition, four (4) of the Suppliers represented to have in place a conflict minerals sourcing policy. Finally, the five (5) Suppliers, whose Metallic Components contain the purposefully added tin, identified the smelters believed to be involved in the smelting of such tin. Such smelters are either listed as Conflict-Free Tin Smelters under the Conflict-Free Smelter Program list provided by the Conflict-Free Smelter Initiative, or located outside the Covered Countries.

The Company determined that it had no reason to believe that the six (6) Suppliers’ representations generated in the Conflict Minerals Reporting Template and in the written certification provided to the Company were false or inaccurate, and based on such representations determined in good faith that it had no reason to believe that the 3TG contained in the Metallic Components used in the Products may have originated from the Covered Countries.

Gildan has posted this disclosure Form SD to its website at http://www.genuinegildan.com/en/product/raw-material/

Item 1.02 Exhibit
Not applicable.

Section 2 - Exhibits
Not applicable.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

By:	/s/ Lindsay Matthews	Date: May 30, 2017
Name: Lindsay Matthews Title: Vice-President, General Counsel and Corporate Secretary

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